Exhibit 99.4

Integrated Media Technology Limited
Announces Registered Direct Offering of Ordinary Shares

Sydney, New York, July 6, 2021, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), announces today that entered into three (3) Securities Purchase Agreements with three accredited investors ("Investors") for the total sale of 888,888 ordinary shares of, no par value, of the Company ("Ordinary Shares") at a price of US$3.15 per share (the "Cash Offerings"). The total Cash Offerings are for US$2,800,000.

The Company intends to use the net cash proceeds from the Cash Offerings to pruchase equipment for its electronic glasss business and working capital.

Mr. Con Unerkov, Chairman of IMTE stated, "This is a positive move to further build our electronic glass business and strengthen our capital base of the Company".

The Offering is being made pursuant to the Company's "shelf" Registration Statement on Form F-3 (File No. 333-227741), as filed with the Securities and Exchange Commission ("SEC") on October 9, 2018 and declared effective by the SEC on October 19, 2018. The Ordinary Shares are being offered only in the United States by the means of a prospectus supplement. The prospectus supplement and the accompanying prospectus relating to the registered direct offering is expected to be filed with the SEC on July 7, 2021. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained, when available, at the SEC's website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities are being be offered only by means of a prospectus, including a prospectus supplement and accompanying base prospectus, forming a part of the effective registration statement.

The Company advises investors to review the full details of the transaction in the report on Form 6-K to be filed with the SEC or the investor relations section of the Company's website.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of glasses-free 3D (also known as autostereoscopic 3D) display, the manufacture and sale of nano coated plates for filters, the manufacturing and sale of electronic glass and financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:

Email: info@imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE